SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHA[redacted]

75008 PAR

33 01 53 89 70

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

02049362

August 14, 2002

RECD S.E.C.
AUG 16 2002
1086

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 21 2002
THOMSON
FINANCIAL

P

SUPPL

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated August 1, 2002, announcing financial results for the first half of 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 8/19

PADOCS01/110102.3

File No. 82-4517

Paris, 1 August 2002

PRESS RELEASE

During 1st half 2002:

AGFs premium income from insurance businesses rose 6.3% to 7.97 billion euros on a comparable basis*.

All Group businesses generated 8.78 billion euros, a rise of 4.9% on a comparable basis.

Highlights

- **1st quarter trends continued in the 2nd quarter, proving that all the technical fundamentals are on track**
- **Life and health insurance: +3.2% on a comparable basis**
  - **Growth buoyed by the dynamism of group and health insurance**
- **Property and liability insurance: +10.8% on a comparable basis**
  - **Rate increases continued to fuel premium growth while improving portfolio quality**
- **Mondial Assistance reaped the benefits of the recovery of assistance and service activities (+9.9% on a comparable basis)**
- **Euler's business contracted because conditions were still difficult and underwriting was more selective (-3.2% on a comparable basis)**

* *On a comparable basis: at constant foreign exchange and proforma (premium income at 30/06/02 was based on exchange rates at 30/06/01 and proforma was a comparison of premium income at 30/06/02 to 30/06/01using the* 2002 scope of consolidation).

For additional financial, strategic and institutional information on AGF, visit our internet site at http://www.agf.fr

Consolidated premium income at 30/06/2002

In millions of euros	30/06/2002	30/06/01	02/01 change in actual prem. inc.	Change proforma and at constant for. exch.
LIFE AND HEALTH	**3 548.6**	**3 504.9**	**1.2%**	3.2%
France	2 542,2	2 468.1	3.0%	3.0%
Outside France	1 006,4	1 036.8	-2.9%	3.8%
NON-LIFE	**3 619.0**	**3 673.1**	**-1.5%**	**10.8%**
France	2 151,6	2 157.4	-0.3%	12.6%
Outside France	1 467,4	1 515.7	-3.2%	8.6%
Assistance	**248.3**	**233.4**	**6.4%**	**9.9%**
Credit insurance	**549.1**	**592.3**	**-7.3%**	**-3.2%**
Consolidated premium income	**7 965.0**	**8 003.7**	**-0.5%**	**6.3%**
Other activities	**16.3**	**13.1**	**24.4%**	**24.4%**
Banking	**797.0**	**942.3**	**-15.4%**	**-7.4%**
Total activities	**8 778.3**	**8 959.1**	**-2.0%**	**4.9%**

Notes:

a. *Premium income from life and health, which included all individual and group life, also included all health premium income, i.e., all individual and group bodily injury.*
b. *Subsequent to the sale of AGF MAT at 31/12/01, the proforma change in premium income at 30/06/01 totalled – 250.2 mn euros.*
c. *Change in accounting presentation of Euler: impact at 30/06/01 –46.9 mn euros.*
d. *The devaluation of South American currencies since 30/06/01 had a –225,8 mn euro impact on consolidated premium income based on constant foreign exchange.*

I LIFE AND HEALTH INSURANCE: Premium income rose 3.2%

Consolidated premium income from life and health (life, health, family and personal protection, both individual and group) amounted to **3 548.6 mn euros, +3.2%** from the first half of 2001 on a comparable basis.

Changes by regions were as follows:

- France: +3.0% on a comparable basis,
- Europe outside France: +3.3% on a comparable basis,
- South America: +4.2% on a comparable basis,
- Other countries: +10.2% on a comparable basis.

Life and health accounted for **44.5% of premium income** from Group insurance, compared with 43.8% at 30/06/01.

I.1 FRANCE: Premium income rose 3.0%

Consolidated premium income from life and health stood at **2 542.2 mn euros, a 3.0% rise** from 30/06/01.

The growth in receipts from life and health at 30/06/02 was in line with 1st quarter trends, which were characterised by **the dynamic growth of group and health insurance**.

The distribution and evolution of life and health insurance in France was as follows:

in millions of euros	30/06/02	30/06/01	Change
Individual life	1 517. 0	1 556.7	-2.6%
Dedicated sales forces	948.2	994.4	-4.6%
General agents	335.3	318.4	+5.3%
Brokerage	95.5	83.0	+15.0%
Partnerships	99.1	102.5	-3.3%
W Finance	39.4	55.0	-28.4%
Other	-0.5	3.4	n.a.
Group life	476.2	391.0	+21.8%
Total life	**1 993.2**	**1 947.7**	**+2.3%**
Individual health	254.8	246.2	+3.5%
Group health	294.2	274.2	+7.3%
Total health	**549.0**	**520.4**	**+5.5%**
Total life and health	**2 542.2**	**2468.1**	**+3.0%**

I.1.1 Individual life: despite a 2nd quarter improvement, 1st half premium income flagged from 30/06/01 to 1 517.0 mn euros.

Dedicated sales forces (62% of individual life)

Weak second quarter financial markets, particularly soft in June, continued weighing heavily on the business of dedicated sales forces.

In this environment, **despite the 2nd quarter improvement, premium income retreated 4.6%**, although it was sustained by renewed interest in euro-denominated policies (+7%), but adversely affected once again by lower contributions to unit-linked policies (-50%).

Total receipts from savings (sales of life insurance and investment products) were **significantly better than in the 1st quarter** (-8.1% at 31/03/02) since the downturn was held to 5.6% with **1 278.5 mn euros**.

Brokerage (6% of individual life)

The growth of life brokerage continued to be robust, buoyed by the entire Gaipare line in particular. Premium income was up 15% to 95 mn euros. The Gaipare Sélection unit-linked policy made a strong advance and was recognised by a *"Trophée d'or"* for its "euro" fund awarded by *Le Revenu* magazine.

General agents (22% of individual life)

Life premium income generated by the general agents amounted to 335.3 mn euros at 30/06/02, **a sharp 5.3% rise** from 30/06/01. This performance owed to actions taken by our agents to increase cross sales of investment products in customer portfolios. It was also a reflection of the success of structured product marketing, an example being the Biplus support product.

Life partnerships (Arcalis + CGP2) (7% of individual life)

Life partnership business recovered in the 2nd quarter, posting **99.1 mn euros**. The 2nd quarter was especially influenced by the launch of a new structured support product with Oddo.

W Finance (3% of individual life)

The premium income of **W Finance** retreated **28.4% to 39.4 mn euros**. The hesitation of the general market was seen in the behaviour of high-end customers. The 2nd half launch of innovative structured products ought to refuel the business of W Finance.

I.1.2 <u>Group insurance</u>:

The life activities of AGF Collectives posted a sharp **21.8% rise to 476.2 mn euros**, in step with the 1st quarter, when group retirement, in terms of both IFC policies and voluntary contributions to euro-denominated support policies for the open group ASAC, posted strong growth.

Group health business also grew significantly, rising **7.3% to 294.2 mn euros**, owing to more new business as new products proved their success.

I.1.3 <u>Individual health</u>:

The consolidated premium income of Group **individual health** totalled **254.8 mn euros, a rise of 3.5%** from 30/06/01, due to new agent and brokerage business.

The health premium income of Assurances Fédérales rose a sharp 53.0% to 12.7 mn euros, buoyed by the continuing success of the GAV (personal accident) product. This trend ought to be sustained in the 2nd half with the launch of marketing operations.

I.2 OUTSIDE FRANCE: Premium income rose 3.8%

Outside France, the **premium income of life and health rose 3.8%** (on a comparable basis) to **1 006.4 mn euros.**

I.2.1 Europe outside France: +3.3% on a comparable basis **to 787.5 mn euros**

In **Belgium**, premium income from life and health rose **1.9%** to **252.5 mn euros**. In individual life, receipts from structured and capital accumulation products advanced, while group activities were sustained by euro support products.

In **the Netherlands,** premium income from life and health rose **1.6% to 341.6 mn euros.** The 1st half saw health business expand significantly, which offset a morose life market.

In **Spain**, premium income from life and health rose **7.6% to 162.6 mn euros** (AGF share). Growth was fuelled by group insurance, which more than compensated for the drop in new business in individual life unit-linked policies.

I.2.2 South America: +4.2% on a comparable basis **to 171.4 mn euros**

The currencies of all South American countries dropped against the euro. Although the impact on the Group's consolidated activity at 30/06/02 is transitory, the drop masked the strong performance of South American business in local currencies.

In **Brazil**, life and health posted an **11.0%** rise (at constant foreign exchange) to **74.0 mn euros**, as health and unit-linked life products made strong in-roads, compensating for the deterioration of traditional life business.

In **Chile**, life and health rose **3.2%** (at constant foreign exchange) to **22.6 mn euros**, sustained by the advances of life annuity products.

In **Colombia**, life and health **dropped 14.6%** (at constant foreign exchange) to **63.6 mn euros**, due to more selective underwriting.

In **Venezuela**, where business is limited to health, activity was up significantly to **10.4 mn euros, which was twice the volume** expressed at constant foreign exchange.

In **Argentina**, given the economic crisis affecting the entire country, premium income stood at 0.8 mn euros in the first half, compared with 3.6 mn euros at 30/06/01.

I.2.3 Other countries: +10.7% on a comparable basis **to 78.3 mn euros**

This rise owed mainly to the strong performance of AGF Outre-Mer (Overseas Departments and Territories).

II PROPERTY AND LIABILITY INSURANCE: Premium income increase was stronger, +10.8% on a comparable basis.

The **consolidated premium income of non-life was 10.8% higher** on a comparable basis, **at 3 619.0 MEuros**, buoyed by the progressive application of rate hikes on all portfolios at policy renewal.

Non-life accounted for **45.4%** of Group premium income from insurance.

II.1 FRANCE: The 1st quarter trend gathered pace, with a 12.6% rise in premium income on a comparable basis to 2 151.6 mn euros

Since 1 January 2002, AGF MAT has not been included in premium income for France; at 30 June 2001, AGF MAT premium income stood at 250.2 mn euros.

Non-life in France was distributed as follows:

in millions of euros	**30/06/02**	**30/06/01**	**02/01 change in actual prem. inc.**	**Change proforma and at cst. for. exch.**
General agents	1 127.9	1 058.5	6.6%	6.6%
Non-life brokerage	871.1	979.5	-11.1%	19.4%
Non-life group insurance	92.7	85.3	8.7%	8.7%
Bancassurance (Ass. Fédérales)	24.4	22.7	7.5%	7.5%
Partnerships (Calypso)	13.1	4.0	227.5%	56.0%
Other	22.4	7.4	n.a.	n.a.
Total Non-life	**2 151.60**	**2 157.40**	**-0.3%**	**12.6%**

II.1.1 General agents: premium income rose 6.6%

Premium income rose **6.6%** to **1 127.9 mn euros**. This growth was attributable to rate increases on existing business and new business development.

In **individual and professional risk**, business advanced **3.8%**, sustained by progressive revaluations that averaged 4.3% in auto and fire, accident and miscellaneous risk.

In **commercial risk**, business rose about **19%,** owing to new business and rate hikes (+10% to 15% on renewal date).

II.1.2 Non-life brokerage: premium income rose 19.4%

Premium income rose **19.4%** on a comparable basis to **871.1 mn euros**.

Corporate business rose about 20% subsequent to rate hikes and the resumption of space launches. **Commercial and professional** business rose about +28%, owing to more new business. The premium income of **fleets and affinity groups** under AGF La Lilloise rose about 8.5%, and **individual** brokerage posted a rise of about 5.3%, due to risk selection that was not entirely offset by significant rate hikes.

II.1.3 New distribution channels

Bancassurance: growth continued

Assurances Fédérales IARD posted premium income from individual risk that was up **7.5%** to **24.4 mn euros** but still slower than in the 1st quarter. Marketing initiatives in the 2nd quarter will give rise to stronger sales of universal housing products.

Other partnerships:

At the end of the 1st half, premium income from new distribution, comprising mainly the partnership with 3Suisses (Calypso), stood at 13.1 mn euros. This rise was sustained by auto insurance in particular.

II.2 OUTSIDE FRANCE: +8.6% on a comparable basis

Outside France, **non-life premium income rose 8.6% (on a comparable basis) to 1 467.4 mn euros.**

II.2.1 Europe outside France : +12.1% on a comparable basis to 1 074.1 mn euros

In **Belgium**, non-life business **retreated 5.5% to 169.5 mn euros,** owing to the impact of a proactive auto portfolio clean-up; rate increases of 15.5% will be applied starting in the 2nd half. The growth of corporate risk and fleets was dynamic.

In **the Netherlands**, non-life rose **16.6% to 495.5 mn euros**, owing to both rate increases and higher coinsurance acceptances.

In **Spain,** non-life business posted a **16.5% rise to 391 mn euros** (AGF share) sustained by the continuing growth of auto insurance (+18%), which was due to rate increases and new business.

II.2.2 South America: +0.5% on a comparable basis to 294.8 mn euros

In **Brazil**, non-life premium income rose **15.1%** (at constant foreign exchange) to **157.6 mn euros, an improvement from the 1st quarter (+7.4%).** The 1st half was characterised by a dynamic auto branch that was sustained by marketing initiatives and a 12% rise in the renewal rate. Corporate risk also grew significantly, buoyed by some major new policies.

In **Chile**, non-life premium income shaved **2.5%** (at constant foreign exchange) to **29.8 mn euros, which was still a substantial improvement from the 1st quarter (-10.6%).** This improved performance was attributable to the continuing application of rate increases in fire and miscellaneous risk and auto.

In **Colombia**, non-life premium income posted **a drop of 7.2%** (at constant foreign exchange) to **65.7 mn euros**, owing to the cancellation of several corporate policies that were not profitable enough.

In **Venezuela**, non-life **shed 1.4%** (at constant foreign exchange) to **28.3 mn euros, a clear improvement on the 1st quarter (-7.6%)** that owed mainly to a sharp increase in auto insurance (+32%).

In **Argentina**, non-life activity generated 13.4 mn euros at the end of June 2002, compared with 75 million at 30/06/01: **the terms of policies were reduced from 1 year to between 1 and 4 months,** and there was a revision of exchange rates and the currency in which policies are denominated.

II.2.3 Other countries: +10.1% on a comparable basis to 116.6 mn euros

This rise owed mainly to rate hikes applied in the Overseas Departments and Territories.

III ASSISTANCE

In the first half, the premium income of Mondial Assistance posted **significant growth of 9.9% at 248.3 mn euros** (AGF share).

This growth was mainly in respect of assistance and service activity, which rose significantly, whereas travel insurance continued to suffer under the backlash of 11 September.

The growth posted by the Group was partially generated by new policies signed in insurance and auto sectors and the significant growth of existing corporate portfolios, mainly in Europe, the Mediterranean Basin, Brazil and Asia. The consolidation of recently acquired entities added to growth (Worldcare in Australia and the insurance activities of World Access). The travel insurance business recently launched in the United Kingdom has been very successful and made a contribution to premium income growth. Lastly, new international policies in tourism that were signed in the early year were already paying off in the first half of 2002.

IV CREDIT INSURANCE

The **premium income** of AGF Group credit insurance through the subsidiaries of **Euler** amounted to **549.1 mn euros, a drop of 3.2%** on a comparable basis. It did not include factoring, which is consolidated in net banking income (51.3 mn euros).

The lower volume can be first explained by the weak growth of the world economy, which checked the growth of most customer revenues in nearly all business sectors. Moreover, this trend was aggravated by arithmetic phenomena, including the stronger euro compared with the dollar (+17.6% from end of June 2001) and the pound sterling (+7.6% from the end of June 2001), which weighed on growth posted by credit insurance. Also, rate revisions gave rise to more voluntary cancellations, but also led to stronger focus on the most profitable policies.

V BANKING AND ASSET MANAGEMENT: 7.4% lower on a comparable basis

Revenue from **asset management was off 2.9% on a comparable basis at 78.9 mn euros** (81.3 million proforma at 30/06/01), while assets managed for third parties grew.

Revenue from **banking**, in and outside France, amounted to **718.1 mn euros**, down 8.3% on a comparable basis (783 million proforma at 30/06/01). **This change was mainly due to lower interest rates**, which weighed on financial commissions in factoring, and Entenial's interest rate income, which mainly comprise floating rate loans. This drop in interest rate income, however, was accompanied by an improvement in net banking income.

At the end of June 2002, **the net banking income of Banque AGF was up 3.9% to 121 mn euros.**

Change in the distribution of premium income from insurance* by activity and country

in millions of euros	30/06/02	30/06/01
Life and health	44.6%	43.8%
Non-life	45.4%	45.9%
Credit insurance	6.9%	7.4%
Assistance	3.1%	2.9%
Total	100.0%	100.0%

in millions of euros	30/06/02	30/06/01
France	62.0%	60.7%
International	38.0%	39.3%
Europe outside France	28.6%	27.2%
South America	5.9%	8.6%
Other countries	3.5%	3.4%
Total	100.0%	100.0%

* including credit insurance and assistance

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr

Change in distribution of Group premium income by country

in millions of euros	30/06/02	30/06/01	Change in actual prem. inc.	Change proforma and at const. for. exch.
France	**4 693.8**	**4 625.5**	**1.5%**	**7.2%**
Life + health	*2 542.2*	*2 468.1*	*3.0%*	*3.0%*
Non-life	*2 151.6*	*2 157.4*	*-0.3%*	*12.6%*
Belgium	**422.0**	**427.0**	**-1.2%**	**-1.2%**
Life + health	*252.5*	*247.7*	*1.9%*	*1.9%*
Non-life	*169.5*	*179.3*	*-5.5%*	*-5.5%*
Netherlands	**837.1**	**761.0**	**10.0%**	**10.0%**
Life + health	*341.6*	*336.1*	*1.6%*	*1.6%*
Non-life	*495.5*	*424.9*	*16.6%*	*16.6%*
Spain	**553.6**	**486.8**	**13.7%**	**13.7%**
Life + health	*162.6*	*151.1*	*7.6%*	*7.6%*
Non-life	*391.0*	*335.7*	*16.5%*	*16.5%*
Rest of Europe	**48.9**	**45.6**	**7.2%**	**6.4%**
Life + health	*30.8*	*27.7*	*11.2%*	*11.6%*
Non-life	*18.1*	*17.9*	*1.1%*	*-1.7%*
TOTAL Europe outside France	**1 861.6**	**1 720.4**	**8.2%**	**8.2%**
Life + health	*787.5*	*762.6*	*3.3%*	*3.3%*
Non-life	*1 074.1*	*957.8*	*12.1%*	*12.1%*
Brazil	**231.6**	**291.9**	**-20.7%**	**13.7%**
Life + health	*74.0*	*95.6*	*-22.6%*	*11.0%*
Non-life	*157.6*	*196.3*	*-19.7%*	*15.1%*
Colombia	**129.3**	**173.7**	**-25.6%**	**-11.0%**
Life + health	*63.6*	*89.0*	*-28.5%*	*-14.6%*
Non-life	*65.7*	*84.7*	*-22.4%*	*-7.2%*
Chile	**52.4**	**67.8**	**-22.7%**	**-0.1%**
Life + health	*22.6*	*28.3*	*-20.1%*	*3.2%*
Non-life	*29.8*	*39.5*	*-24.6%*	*-2.5%*
Argentina	**14.2**	**78.6**	**-81.9%**	**-25.2%**
Life + health	*0.8*	*3.6*	*-77.8%*	*-5.6%*
Non-life	*13.4*	*75.0*	*-82.1%*	*-26.1%*
Venezuela	**38.7**	**68.5**	**-43.5%**	**15.2%**
Life + health	*10.4*	*10.0*	*4.0%*	*112.0%*
Non-life	*28.3*	*58.5*	*-51.6%*	*-1.4%*
TOTAL South America	**466.2**	**680.5**	**-31.5%**	**1.7%**
Life + health	*171.4*	*226.5*	*-24.3%*	*4.2%*
Non-life	*294.8*	*454.0*	*-35.1%*	*0.5%*
Other countries	**146.0**	**151.6**	**-3.7%**	**11.7%**
Life + health	*47.5*	*47.7*	*-0.4%*	*10.2%*
Non-life	*98.5*	*103.9*	*-5.2%*	*12.5%*
Total outside France	**2 473.8**	**2 552.5**	**-3.1%**	**6.6%**
Life + health	*1 006.4*	*1 036.8*	*-2.9%*	*3.8%*
Non-life	*1 467.4*	*1 515.7*	*-3.2%*	*8.6%*
Total premium income	**7 167.6**	**7 178.0**	**-0.1%**	**7.0%**
Life + health	*3 548.6*	*3 504.9*	*1.2%*	*3.2%*
Non-life	*3 619.0*	*3 673.1*	*-1.5%*	*10.8%*
Assistance	**248.3**	**233.4**	**6.4%**	**9.9%**
Credit insurance	**549.1**	**592.3**	**-7.3%**	**-3.2%**
Consolidated premium income	**7 965.0**	**8 003.7**	**-0.5%**	**6.3%**
Other activities	16.3	13.1	**24.4%**	**24.4%**
Banking	797.0	942.3	**-15.4%**	**-7.4%**
Total	**8 778.3**	**8 959.1**	**-2.0%**	**4.9%**

Proforma changes between 30/06/2002 and 30/06/2001

* Life and health:

in millions of euros	**Prem. inc. at 30/06/02**	**Prem. inc. at 30/06/01**
Exits: - Ogar (Africa)		 -2.8

* Non-life:

in millions of euros	**Prem. inc. at 30/06/02**	**Prem. inc. at 30/06/01**
Change in Calypso method		+4.4
Exits:		
- Disposal of AGF MAT at 31/12/01		-250.2
- Ogar (Africa)		-14.9

* Assistance:

in millions of euros	**Prem. inc. at 30/06/02**	**Prem. inc. at 30/06/01**
Entries:		
- Consolidation of World Care Assist at Mondial Assistance		+1.4

* Total life and non-life:

in millions of euros	**Prem. inc. at 30/06/02**	**Prem. inc. at 30/06/01**
Change in Calypso method		+4.4
Entries:		+1.4
Exits :		-267.9
Impact on premium income		*-262.1*

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (i.e. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and / or global basis.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.